Metal Storm Limited
ACN 064 270 006
APPENDIX 4D
Pursuant to Listing Rule 4.2.A.3
Half-year financial report for the six months ended 30 June 2006 (previous corresponding period 30 June 2005)
Results for announcement to the market

					Current period
Revenues from ordinary activities (item 2.1)	up/~~(down)~~	%	24	to	$555,818

Loss from ordinary activities after tax attributable to members (item 2.2)	up/~~(down)~~	%	15	to	$5,147,444
Net loss for the period attributable to members (item 2.3)	~~up~~/(down)%		12	to	$5,193,273

Franked amount per
Dividends (distributions)	Amount per security	security
Final dividend (item 2.4)	Nil ¢	Nil ¢
Interim dividend (item 2.4)	Nil ¢	Nil ¢
The company does not propose to pay dividends at this time (item 2.4).

Record date for determining entitlements to the dividend (item 2.5).	Not Applicable.

Brief explanation of the figures in 2.1 to 2.4 necessary to enable the figures to be understood (item 2.6).

Previous corresponding
NTA backing	Current period	period
Net tangible asset backing per +ordinary security	0.99¢	1.40¢

Directors’ Report	3

Income Statement	8

Balance Sheet	9

Cash Flow Statement	10

Statement of Changes in Equity	11

Notes to the Half-Year Financial Statements	12

Directors’ Declaration	21

Independent Review Report to Members of Metal Storm Limited	22

Metal Storm Limited
Directors’ Report
Your directors submit their report for the half-year ended 30 June 2006.
DIRECTORS
The names of the company’s directors in office during the half-year and until the date of this report are as below. Directors were in office for this entire period unless otherwise stated:

Mr T J O’Dwyer	Executive Chairman

Gen W A Downing (Ret)	Deputy Chairman

Mr D A Smith	Chief Executive Officer, Managing Director (resigned 28 April 2006)

Dr D L Alspach	Director (resigned 1 July 2006)

Mr B S McComish	Director

Mr J M Crunk	Director

Mr P D Jonson	Director (appointed 7 February 2006)
PRINCIPAL ACTIVITIES
Metal Storm Limited is a defence technology company that develops projectile launching systems utilising its unique, electronically fired, stacked projectile technology.
REVIEW AND RESULTS OF OPERATIONS
The focus of the company’s engineering and development activities continues to be its 40mm weapons system and each of its key components — specifically the launcher, munitions, ignition systems, fire control processors and re-loading systems.
The 40mm weapons system category has been chosen as the primary focus in the short to medium term because the company believes it provides the quickest path to the initial commercialisation of its technology. Metal Storm technology is ideally suited to the 40mm category as:
▪	the market for 40mm weapons and munitions is worldwide and covers both military and law enforcement sectors; and

▪	it is a growing market due to the increased use of 40mm weapons in modern war fighting.
The majority of the current and ongoing work is focused on low velocity/low pressure systems, with progression into some specific higher velocity applications planned to occur in the near future.
Metal Storm’s current commercialisation strategy has the following key elements:
▪	completing the engineering of current Metal Storm 40mm weapon system components to a standard suitable for certification by relevant government agencies;

▪	building and demonstrating product prototypes designed to attract demand for early adoption by end-users;

Metal Storm Limited
Director’s Report
REVIEW AND RESULTS OF OPERATIONS (continued)
▪	producing weapon prototypes to customer specifications per current contracts;

▪	obtaining certification of launchers and munitions by relevant government agencies, particularly the US Department of Defense;

▪	merging the company’s technology into fully integrated weapons systems that are adaptable to a variety of applications in current demand by military customers;

▪	securing customer production orders for certified products; and

▪	using the successful commercialization of 40mm weapons systems as a platform from which the company can then branch out into other weapons categories and other applications of its core technology.
Over the past 6 months, the company has continued its focus on:
▪	progressing the development, engineering and testing of the Metal Storm 40mm weapon system components to improve designs and materials with the aim of developing a systems package capable of “plug and play” integration with other systems, including ancillary mounts, optical targeting systems and unmanned platforms;

▪	creating a range of prototype 40mm weapons systems that exploit the unique capabilities of its electronically initiated / stacked projectile technology and which match identified market needs;

▪	building and demonstrating several Metal Storm 40mm weapons system prototypes in collaboration with development partners;

▪	preparing and submitting proposals for product development contracts based on the Metal Storm 40mm weapons system;

▪	formalising relationships with key industry partners such as ST Kinetics, Electro Optic Systems, US Army ARDEC and others;

▪	undertaking the collaborative development and testing of munitions for the Metal Storm 40mm weapons system with ST Kinetics and US Army ARDEC, with the aim of ultimately taking off-the-shelf warheads that have been certified for military use and converting them to Metal Storm configuration. The company expects that these collaborative efforts will reduce the time which would otherwise be required for certification of those munitions;

▪	populating the company with highly qualified professional staff with specific skills and experience in required areas and building a strong team of engineers and scientists to focus on the accelerated development of potential products; and

▪	increasing its business development activities in key US defence and homeland security markets and selected international markets.

Metal Storm Limited
Directors’ Report
Income Statement
The consolidated entity’s net loss after income tax was $5,193,273 compared to $5,855,929 for the same period last year. The loss is an improvement of $662,656 over last year and is mainly due to the following:

	June 2006	June 2005	Change
Account	$	$	%	Brief explanation
Revenue	555,818	449,911	23.5	Contract revenue is up $289,799 to $404,430 which has been partially offset by interest revenue which is $151,388 compared to $335,280 in 2005.
Employee Expenses	2,407,173	2,103,083	14.5	Expenses include the costs of additional engineering staff in the US directed at ongoing development of the Company’s technology. Expenses for 2006 include a termination payment of $235,692 for Mr D A Smith and expenses for 2005 include the $500,000 retirement payout for Mr J M O’Dwyer.
Professional fees	893,639	1,033,862	(13.6)	Includes savings through more work performed in-house rather than using external advisers.
Research & development	847,176	590,725	43.4	Represents costs of increased focus on development of 40mm applications.
Administration expenditure	442,658	492,570	(10.1)	Reflects savings from aggressive cost cutting activities which commenced on early 2005.
Travel & entertainment	324,820	289,546	12.2	Includes $65,200 related to capital raise activities partially offset by operational savings.
Income tax benefit	—	310,755		Timing difference as 2005 year includes benefit for 2003/04 tax year.
Loss from Discontinued operation — ProCam Machine LLC (ProCam)	45,829	1,430,287		ProCam was sold on 1 June 2005.
Balance Sheet
Net assets are $3,921,083 compared to $5,779,862 at December 2005. The decline in net assets mainly represents the half year loss of $5,193,273 partially offset by the net proceeds of the May 2006 Share Purchase Plan of $2,741,304.
Cash on hand including commercial bonds which are classified as “available-for-sale-financial assets” is $4,184,776 compared to $5,692,001 at 31 December 2005.

Metal Storm Limited
Directors’ Report
CHANGES IN STATE OF AFFAIRS
During the period there was no significant change in the state of affairs of the company other than that referred to in the financial statements or notes thereto.
SUBSEQUENT EVENTS
On 28 July 2006 Metal Storm announced that it had lodged with ASIC a prospectus for an underwritten $27.5 million capital raising through a Renounceable Rights Issue of unsecured Convertible Notes and attaching Options. The funds raised will be primarily used to fund the advancement of the company’s commercialisation strategy and to finance specific product development programs.
Approximately 203.7 million Notes with a face value of $0.135 are being offered to eligible shareholders on the basis of 1 Note for each 2.674 ordinary shares on issue to raise approximately $27.5 million.
The issue is fully underwritten by Patersons Securities Limited and sub-underwritten to the extent of $26.125 million by Harmony Investment Fund Limited.
Convertible Note holders will receive a fixed rate of return of 10% per annum paid quarterly in arrears, for a three year period. The full terms of the Notes are set out in the prospectus, a copy of which will be available for review on the company’s website at www.metalstorm.com.
Investors will also receive one Option for every two Notes allotted for no additional consideration. The Options may be exercised at any time before 5pm AEST on the date which is three years from the date of issue of the Options by paying the exercise price of $0.15 per Option.
The Convertible Notes and the Options will be quoted on ASX. Ordinary shares issued on conversion of the Notes or exercise of the Options will rank equally in all respects with all other ordinary shares on issue.
The net funds anticipated to be received on successful completion of the capital raise, together with existing cash reserves and confirmed revenues from current operations, are expected to be sufficient to cover the estimated cost of existing and planned operations and interest payable on the Convertible Notes through to August 2009, without assuming additional income from other sources or from the exercise of options.
In June 2006, the Company signed the Harmony Loan Agreement for working capital facility of $5 million bearing interest at 10%. As of the date of this report, the Company has not drawn on this facility.
Other than matters specifically mentioned herein and above, there has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the period, that has significantly affected, or may significantly affect, the operations of the company, the results of those operations, or the state of affairs of the company in future financial years.
FUTURE DEVELOPMENTS
Disclosure of information regarding likely developments in the operations of the company in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the company. Accordingly, this information has not been disclosed in this report.

Metal Storm Limited
Directors’ Report
DIVIDENDS
No dividends have been paid or declared since the start of the financial period.
SHARE OPTIONS
As at the date of this report the company has issued unlisted options over 3,890,000 shares to directors of the company.
AUDITOR’S INDEPENDENCE DECLARATION
We have obtained the following independence declaration from our auditors, Ernst & Young.

▪ 1 Eagle Street Brisbane QLD 4000 Australia PO Box 7878 Waterfront Place Brisbane QLD 4001	▪ Tel Fax DX	61 7 3011 3333 61 7 3011 3100 165 Brisbane
Auditor’s Independence Declaration to the Directors of Metal Storm Limited
In relation to our review of the financial report of the Metal Storm Limited for the half-year ended 30 June 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.
Ernst & Young
Winna Brown
Partner
25 August 2006
Signed in accordance with a resolution of the directors.

Mr T J O’Dwyer	BRISBANE
Interim Chairman	Date: 25 August 2006

Metal Storm Limited
Condensed Income Statement
Half-Year Ended 30 June 2006

		Consolidated
		2006	2005
	Note	$	$
Continuing operations
Revenue	4	555,818	449,911

Expenses
Consumables Used		(12,826)	—
Employee expenses		(2,407,173)	(2,103,083)
Professional fees		(893,639)	(1,033,862)
Research and development		(847,176)	(590,725)
Administration expenditure		(442,658)	(492,570)
Facilities and equipment		(309,230)	(275,594)
Travel and entertainment		(324,820)	(289,546)
Communication and technology		(153,854)	(162,746)
Public relations and compliance		(213,265)	(219,693)
Realised and unrealised foreign exchange		(5,053)	(7,351)

Loss from continuing operations before income tax and finance costs		(5,053,876)	(4,725,259)

Finance costs	4	(93,568)	(11,138)

Loss before income tax		(5,147,444)	(4,736,397)

Income tax benefit		—	310,755

Loss after tax from continuing operations		(5,147,444)	(4,425,642)

Discontinued Operation

Loss after tax	5	(45,829)	(1,430,287)

Net loss attributable to members of the parent		(5,193,273)	(5,855,929)

Earnings per share – basic and diluted for loss for the half-year — (cents per share)		(1.0)	(1.1)
Earnings per share – basic and diluted for loss from continuing operations — (cents per share)		(1.0)	(0.8)

Metal Storm Limited
Condensed Balance Sheet
As at 30 June 2006

		Consolidated
		30 June	31 December
		2006	2005
	Note	$	$
Assets
Current assets
Cash and cash equivalents		1,684,551	635,861
Available-for-sale financial assets		2,500,225	5,056,140
Trade and other receivables		453,816	635,209
Prepayments		764,703	810,112
Deferred Costs		151,226	—

Total current assets		5,554,521	7,137,322

Non-current assets
Trade and other receivables		8,834	8,832
Property, plant and equipment		179,276	231,629
Intangible assets		89,432	51,938

Total non-current assets		277,542	292,399

Total assets		5,832,063	7,429,721

Liabilities
Current liabilities
Trade and other payables		816,422	890,550
Interest-bearing loans and borrowings		—	353,674
Provisions		599,289	277,448
Deferred Revenue		416,607	43,024

Total current liabilities		1,832,318	1,564,696

Non-current liabilities
Other		78,662	85,163

Total non-current liabilities		78,662	85,163

Total liabilities		1,910,980	1,649,859

Net assets		3,921,083	5,779,862

Equity
Contributed equity	6	59,325,374	56,559,039
Share-based payment reserves	7	2,333,850	1,726,182
Other reserves		(97,634)	(58,125)
Retained losses		(57,640,507)	(52,447,234)

Total equity		3,921,083	5,779,862

Metal Storm Limited
Cash Flow Statement
Half-Year Ended 30 June 2006

	Consolidated
	2006	2005
	$	$
Cash flows from operating activities
Receipts from customers	—	1,637,343
Contract revenue received	600,586	114,631
Payments to suppliers and employees	(5,020,774)	(7,292,999)
Interest and other costs of finance paid	(17,888)	(60,797)
Income tax refund – research & development	337,565	310,755
Restricted cash	—	(137,325)
Other – GST received	143,157	105,226

Net cash flows (used in) operating activities	(3,957,354)	(5,323,166)

Cash flows from investing activities
Purchase of property, plant and equipment	(5,175)	(105,017)
Proceeds from the sale of property, plant and equipment	12,743	—
Proceeds from the disposal of discontinued operation	—	2,256,721
Purchase of intangible assets	(73,145)	(42,407)
Interest received	165,216	337,009
Purchase of available-for-sale assets	(2,985,440)	(5,077,420)
Proceeds available-for-sale assets Paymenty	5,504,920	—
Proceeds from other financial assets	—	857,536

Net cash flows from (used in) investing activities	2,619,119	(1,773,578)

Cash flows from financing activities
Proceeds from issues of shares	3,010,000	—
Share issue costs	(268,696)	—
Proceeds from exercise of options	—	—
Repayment of borrowings	(353,674)	(1,575,097)
Proceeds from borrowings	—	—

Net cash flows from (used in)financing activities	2,387,630	(1,575,097)

Net increase/(decrease) in cash and cash equivalents	1,049,395	(8,671,841)
Net foreign exchange differences	(705)	—
Cash and cash equivalents at beginning of period	635,861	15,142,146

Cash and cash equivalents at end of period	1,684,551	6,470,305

Metal Storm Limited
Statement of Changes in Equity
Half-Year Ended 30 June 2006

		Share-based
		payment	Other	Retained
	Issued Capital	reserves	Reserves	Losses	Total Equity
Consolidated	$	$	$	$	$
At 1 January 2005	56,559,039	1,049,933	91,656	(41,500,635)	16,199,993
Currency translation differences	—	—	(139,810)	—	(138,810)
Net (gains)/losses on available-for-sale financial assets	—	—	18,400	—	18,400
Share issue costs	—	—	—	—	—

Total income / (expense) for the period recognised directly in equity	—	—	(121,410)	—	(121,410)
Loss for the period	—	—	—	(5,855,929)	(5,855,929)

Total income / (expense) for the period	—	—	(121,410)	(5,855,929)	(5,977,339)

Exercise of options	—	—	—	—	—
Net increase in share-based payment reserves	—	114,689	—	—	114,689
Issue of share capital	—	—	—	—	—

At 30 June 2005	56,559,039	1,164,622	(29,754)	(47,356,564)	10,337,343

At 1 January 2006	56,559,039	1,726,182	(58,125)	(52,447,234)	5,779,862
Currency translation differences	—	—	(3,074)	—	(3,074)
Net (gains)/losses on available-for-sale financial assets	—	—	(36,435)	—	(36,435)
Share issue costs	(268,696)	—	—	—	(268,696)

Total income / (expense) for the period recognised directly in equity	(268,696)	—	(39,509)	—	(308,205)
Loss for the period	—	—	—	(5,193,273)	(5,193,273)

Total income / (expense) for the period	(268,696)	—	(39,509)	(5,193,273)	(5,501,478)

Exercise of options	—	—	—	—	—
Net increase in share-based payment reserves	—	607,668	—	—	607,668
Issue of share capital	3,010,000	—	—	—	3,010,000
Fair value of services paid for via issue of shares	25,031	—	—	—	25,031

At 30 June 2006	59,325,374	2,333,850	(97,634)	(57,640,507)	3,921,083

Metal Storm Limited
Notes to the Half-Year Financial Statements
For the half-year ended 30 June 2006
1. Corporate Information
The financial report of Metal Storm Limited (the “Company” or “Group”) for the half-year ended 30 June 2006 was authorised for issue in accordance with a resolution of the directors on 25 August 2006. Metal Storm Limited is a company incorporated in Australia and limited by shares, which are publicly traded on the Australian Stock Exchange (trading code: MST) with American Depository Receipts (ADR’s) traded on the NASDAQ exchange in the United States of America (ticker symbol: MSTX).
The nature of the operations and principal activities of the Group are described in Note 3.
2. Summary of Significant Accounting Policies
The half-year financial report does not include all the notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.
The half-year financial report should be read in conjunction with the Annual Financial Report of Metal Storm Limited for the year ended 31 December 2005.
It is also recommended that the half-year financial report be considered together with any public announcements made by Metal Storm Limited during the half-year ended 30 June 2006 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.
(a) Basis of preparation
The half year consolidated financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standard, including AASB 134 Interim Financial Reporting and other mandatory professional reporting requirements. The half-year financial report has been prepared on a historical cost basis, except for available-for-sale financial assets that have been measured at fair value.
The financial report is presented in Australian dollars.
For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.
(b) Significant accounting policies
The half-year consolidated financial statements have been prepared using the same accounting policies as used in the annual financial statements for the year ended 31 December 2005, except for the adoption of amending standards mandatory for annual periods beginning on or after 1 January 2006, as described in Note 2(d).
(c) Basis of consolidation
The half-year consolidated financial statements comprise the financial statements of Metal Storm Limited and its subsidiaries as at 30 June 2006 (‘the Group’).

Metal Storm Limited
Notes to the Half-Year Financial Statements
For the half-year ended 30 June 2006
(d) Changes in accounting policies
Australian Accounting Standards and UIG Interpretations that have recently been amended and are effective from 1 January 2006 and onwards are outlined in the table below.

Application
			date of	Impact on Group	Application
Reference	Title	Summary	standard	accounting policies	date

AASB 2005-1	Amendments to Australian Accounting Standard	Amendment to AASB 139 to allow the foreign currency risk of a highly probable intra-group forecast transaction to qualify as the hedged item in certain circumstances.	For annual reporting periods beginning on or after 1 January 2006	These requirements are consistent with the Group’s existing accounting policies or relate to transactions that the Group has not entered into and therefore there has been no impact.	1 January 2006

AASB 2005-4	Amendments to Australian Accounting Standards [AASB 139, AASB 132, AASB 1, AASB 1023 & AASB 1038]	Amendments relate to the restriction on designating financial instruments at fair value through profit and loss.	For annual reporting periods beginning on or after 1 January 2006	These requirements are consistent with the Group’s existing accounting policies or relate to transactions that the Group has not entered into and therefore there has been no impact.	1 January 2006

AASB 2005-5	Amendments to Australian Accounting Standards [AASB 1 & AASB 139]	Consequential amendments made to AASB 1 due to the issue of UIG Interpretations 4 Determining whether an Arrangement contains a Lease. Consequential amendments made to AASB 139 due to the issue of UIG Interpretations 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds.	For annual reporting periods beginning on or after 1 January 2006	These requirements are consistent with the Group’s existing accounting policies or relate to transactions that the Group has not entered into and therefore there has been no impact.	1 January 2006

AASB 2005-6	Amendments to Australian Accounting Standards [AASB 3]	The definition of ‘contribution by owners’ is removed and the AASB 3 scope exclusion for business combinations involving entities or businesses under common control is adopted.	For annual reporting periods beginning on or after 1 January 2006	These requirements are consistent with the Group’s existing accounting policies or relate to transactions that the Group has not entered into and therefore there has been no impact.	1 January 2006

Metal Storm Limited
Notes to the Half-Year Financial Statements
For the half-year ended 30 June 2006
(d) Changes in accounting policies (continued)

Application
			date of	Impact on Group	Application
Reference	Title	Summary	standard*	accounting policies	date

AASB 2005-9	Amendments to Australian Accounting Standards [AASB 4, AASB 1023, AASB 139 & AASB 132]	The amendments to all four standards provide guidance as to which standard applies to financial guarantee contracts under certain circumstances.	For annual reporting periods beginning on or after 1 January 2006	These requirements are consistent with the Group’s existing accounting policies or relate to transactions that the Group has not entered into and therefore there has been no impact.	1 January 2006

AASB 2006-1	Amendments to Australian Accounting Standards [AASB 121]	The amendment clarifies the requirements relating to an entity’s investment in foreign operations and assists the financial reporting of entities with investments in operations that have a different functional currency.	For annual reporting periods ending on or after 31 December 2006	These requirements are consistent with the Group’s existing accounting policies or relate to transactions that the Group has not entered into and therefore there has been no impact.	1 January 2006

AASB 7	Financial Instruments: Disclosures	The standard requires disclosures of the significance of financial instruments for an entity’s financial position and performance including qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk.	For annual reporting periods beginning on or after 1 January 2007	This standard will not have a financial impact on the Group. The Group has yet to assess the impact on its financial statement disclosures.	1 January 2007

UIG 4	Determining whether an Arrangement contains a Lease	Specifies criteria for determining whether an arrangement is, or contains, a lease.	For annual reporting periods beginning on or after 1 January 2006	These requirements are consistent with the Group’s existing accounting policies or relate to transactions that the Group has not entered into and therefore there has been no impact.	1 January 2006
(e) Comparative amounts
Certain balances have been reclassified in order to comply with the presentation adopted in the current year.

Metal Storm Limited
Notes to the Half-Year Financial Statements
For the half-year ended 30 June 2006
3. Segment Information
Metal Storm Limited is a defence technology company that develops projectile launching systems utilising its unique, electronically fired, stacked projectile technology. The Group is comprised of two segments; Research and Development and Manufacturing (discontinued). The following table presents the revenue and result information regarding business segments for the half-year periods ended 30 June 2006 and 30 June 2005.

		Discontinued
	Continuing	Operation
	Operations	(note 5)
	R & D	Manufacturing	Consolidated
	$	$	$
Half-year ended 30 June 2006
Segment Revenue	555,818	—	555,818
Segment Result	(5,147,444)	(45,829)	(5,193,273)

Half-year ended 30 June 2005
Segment Revenue	449,911	1,275,823	1,725,734
Segment Result	(4,425,642)	(1,430,287)	(5,855,929)
4. Revenue and Expenses
Revenue and expenses from continuing operations

	Consolidated
	30 June	30 June
	2006	2005
	$	$
Loss before income tax expense includes the following revenues and expenses whose disclosure is relevant in explaining the financial performance of the entity:

(a) Revenue
Contract revenue	404,430	114,631
Interest revenue	151,388	335,280

	555,818	449,911

(b) Finance costs
Borrowing costs	75,680	—
Other Finance charges	17,888	11,138

(c) Other expenses
Depreciation of property plant and equipment	43,270	33,306
Amortisation of intangibles	35,652	12,459
Expense of share based payments	234,668	36,209

Metal Storm Limited
Notes to the Half-Year Financial Statements
For the half-year ended 30 June 2006
5. Discontinued Operation
The Company announced on 25 May 2005, that it had entered into a formal agreement to sell the ProCam Machine LLC (ProCam) business to Monroe Machined Products Inc. (MMP) of Seattle, Washington. The sale was completed on 1 June 2005. Under the terms of the sale agreement, MMP paid $2,256,721 for the fixed assets, current order book, inventory and the net of accounts receivable and accounts payable of ProCam. An additional amount of $65,615 was retained in trust contingent on the satisfaction of the conditions of the agreement. This amount has subsequently been paid to MMP.
The decision to sell ProCam was made to release valuable cash resources and management time to support the Company’s main focus in commercialising Metal Storm’s 40mm weapons system.
The results of ProCam Machine LLC for the period have been presented below:

	30 June	30 June
	2006	2005
	$	$
Revenue	—	1,275,823
Expenditure	(45,829)	(1,775,297)

Gross loss	—	(499,474)
Loss on sale business	—	(907,515)
Costs associated with sale of business	—	(23,298)

Net loss	(45,829)	(1,430,287)
Income tax expense	—	—

Net Loss attributable to discontinued operation	(45,829)	(1,430,287)

Earnings per share (cents per share)

Basic and diluted from discontinued operation	(0.0)	(0.3)

Metal Storm Limited
Notes to the Half-Year Financial Statements
For the half-year ended 30 June 2006
5. Discontinued Operation (continued)
The major classes of assets and liabilities of ProCam Machine LLC measured at the lower of carrying amount and fair value less costs to sell as at 30 June 2006 are as follows:

	30 June	30 June
	2006	2005
	$	$
Assets
Restricted Cash	—	137,325
Trade and other receivables	23,512	10,266
Property plant and equipment	2,372	31,782

Total Assets	25,884	179,373

Liabilities
Bank indebtedness	—	6,699
Payables	11,402	407,293
Interest bearing liabilities	—	19,074
Provisions	195,416	137,423

Total Liabilities	206,818	570,489

Net liabilities attributable to discontinued operation	180,934	391,116

The net cash flows of ProCam Machine LLC are as follows:

	30 June	31 December
	2006	2005
	$	$
Operating	—	(512,365)
Investing	—	3,114,257
Financing	—	(2,924,636)

	—	(322,744)

Metal Storm Limited
Notes to the Half-Year Financial Statements
For the half-year ended 30 June 2006
6. Contributed Equity
(a) Ordinary shares

	30 June	31 December
	2006	2005
	$	$
Issued and fully paid	59,325,374	56,559,039
(b) Movements in shares on issue

	Number	$
At 1 January 2006	521,970,978	56,559,039
Issued via Share Purchase Plan	22,648,691	2,741,304
Other Issues	89,396	25,031
At 30 June 2006	544,709,065	59,325,374
(c) Unlisted options

		Weighted
		Average
	Number	Exercise Price
Issued in accordance with the powers contained in the Company’s Constitution:
At 1 January 2006	15,463,938	0.30
Granted during the period	11,860,000	0.19
Exercised during the period	—	—
Expired during the period	(180,000)	0.93
At 30 June 2006	27,143,938	0.25

Exercisable at 30 June 2006 (i)	21,918,938	0.29

(i)	Includes 10,000,000 options granted to Harmony Capital Partners Pty Limited during the period. These options have an exercise price of $0.15 and are exercisable for a period of 3 years. These options are fully vested, but are yet to be issued.

Metal Storm Limited
Notes to the Half-Year Financial Statements
For the half-year ended 30 June 2006
7. Share-based Payment Reserves

		Options	Accumulated
	Options	granted not	unearned
	reserve	yet issued	income	Total
	$	$	$	$
At 1 January 2006	1,831,265	91,163	(196,246)	1,726,182
Options granted during the period	—	486,694	(113,694)	373,000
Options issued during the period	155,345	(155,345)	—	—
Expenses recognised for the period	—	—	234,668	234,668
At 30 June 2006	1,986,610	422,512	(75,272)	2,333,850
8. Events Subsequent to the Reporting Date
On 28 July 2006 Metal Storm announced that it had lodged with ASIC a prospectus for an underwritten $27.5 million capital raising through a Renounceable Rights Issue of unsecured Convertible Notes and attaching Options. The funds raised will be primarily used to fund the advancement of the company’s commercialisation strategy and to finance specific product development programs.
Approximately 203.7 million Notes with a face value of $0.135 are being offered to eligible shareholders on the basis of 1 Note for each 2.674 ordinary shares on issue to raise approximately $27.5 million.
The issue is fully underwritten by Patersons Securities Limited and sub-underwritten to the extent of $26.125 million by Harmony Investment Fund Limited.
Convertible Note holders will receive a fixed rate of return of 10% per annum paid quarterly in arrears, for a three year period. The full terms of the Notes are set out in the prospectus, a copy of which will be available for review on the company’s website at www.metalstorm.com.
Investors will also receive one Option for every two Notes allotted for no additional consideration. The Options may be exercised at any time before 5pm AEST on the date which is three years from the date of issue of the Options by paying the exercise price of $0.15 per Option.
The Convertible Notes and the Options will be quoted on ASX. Ordinary shares issued on conversion of the Notes or exercise of the Options will rank equally in all respects with all other ordinary shares on issue.
The net funds anticipated to be received on successful completion of the capital raise, together with existing cash reserves and confirmed revenues from current operations, are expected to be sufficient to cover the estimated cost of existing and planned operations and interest payable on the Convertible Notes through to August 2009, without assuming additional income from other sources or from the exercise of options.

Metal Storm Limited
Notes to the Half-Year Financial Statements
For the half-year ended 30 June 2006
8. Events Subsequent to the Reporting Date (continued)
In June 2006, the Company signed the Harmony Loan Agreement for working capital facility of $5 million bearing interest at 10%. As of the date of this report, the Company has not drawn on this facility.
Other than matters specifically mentioned herein and above, there has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the period, that has significantly affected, or may significantly affect, the operations of the company, the results of those operations, or the state of affairs of the company in future financial years.

Metal Storm Limited
Directors’ Declaration
In accordance with a resolution of the directors of Metal Storm Limited, I state that:
In the opinion of the directors:
a)	the financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001 including:
(i)	give a true and fair view of the financial position as at 30 June 2006 and performance for the half-year ended on that date of the consolidated entity; and

(ii)	comply with the Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and
b)	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.
On behalf of the Board

Mr T J O’Dwyer	BRISBANE
Executive Chairman	Date: 25 August 2006